As filed with the Securities and Exchange Commission on February 6, 2008

Registration No. 333-143453

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3550	62-1407522
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Melbourne Towers

1511 Third Avenue, Suite 788

Seattle, Washington 98101

Telephone: (206) 621-9888

(Address and telephone number of principal executive offices and principal place of business)

Norbert Sporns

Chief Executive Officer and President

HQ Sustainable Maritime Industries, Inc.

Melbourne Towers

1511 Third Avenue, Suite 788

Seattle, Washington 98101

Telephone: (206) 621-9888

Facsimile: (206) 621-0318

(Name, address and telephone number of agent for service)

Copies of communications to:

Howard H. Jiang, Esq.

Baker & McKenzie LLP

1114 Avenue of the Americas

New York, New York 10036

Telephone: (212) 891-3982

Facsimile: (212) 310-1600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be registered	Amount to be Registered (1)	Proposed Maximum Offering Price per share (2)	Proposed Maximum Aggregate Offering price	Amount of Registration Fee
Common stock, issuable upon conversion of the secured convertible notes	1,250,000	$10.00	$12,500,000.	$491.25
Common stock, issuable upon exercise of warrants	200,000	$10.00	$2,000,000.	$78.60
Common stock, issuable upon payment of interest and liquidated damages	277,500	$10.00	$2,775,000	$109.06
Total	1,727,500			$678.91

(1)

Includes 1,250,000 shares of our common stock, par value $0.001 per share, issuable upon conversion of the note (including a contractually agreed over allotment of 25%) and 200,000 shares issuable upon the exercise of warrants held by the selling stockholders, which may be offered pursuant to this registration statement and interest paid in shares calculated at 6.5% over 3 years for 97,500 shares and agreed shares in partial satisfaction of liquidated damages resulting from a delayed effective date of this prospectus in the amount of 180,000 shares. For purposes of estimating the number of shares of common stock to be included in this registration statement, we calculated a good faith estimate of the number of shares of our common stock that we believe will be issuable upon conversion of the secured convertible notes and upon exercise of the warrants to account for market fluctuations and anti-dilution and price protection adjustment. Should the conversion ratio result in insufficient shares being covered hereby, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.

(2)

Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low sale prices of the Registrant’s ordinary shares on the American Stock Exchange on February 4, 2008.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to completion, dated February 6, 2008

PROSPECTUS

HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

1,727,500 Shares of Common Stock

The shares of our common stock covered by this prospectus are being offered for sale by the selling stockholders identified in this prospectus on a delayed or continuous basis.

We will not receive any proceeds from the offering. We will bear the costs related to the registration of the shares covered by this prospectus, other than selling commissions.

The selling stockholders, or other pledgees, donees, transferees or other successors-in-interest of the selling stockholders, may offer and sell the shares from time to time in one or more transactions. Sales may be made on one or more exchanges, including the American Stock Exchange, in the over-the-counter market or in privately negotiated transactions at prevailing market prices or at negotiated prices. The selling stockholders may sell the shares through broker-dealers or agents, who may receive compensation in the form of commissions, discounts or concessions.

Our common stock trades on the American Stock Exchange under the symbol “HQS.” The last reported sale price of our common stock on the American Stock Exchange on February 4, 2008 was $10.00 per share.

Investing in our common stock involves a high degree of risk. See RISK FACTORS beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Unless the context otherwise requires, used in this report, the terms “we”, “us”, “our”, “our company” or “HQS” refer to HQ Sustainable Maritime Industries, Inc., a Delaware corporation.

The date of this prospectus is February 6, 2008

You should rely on the information contained in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where their offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only at the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of this prospectus.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, and reference is made to the actual documents filed with the United States Securities and Exchange Commission, or SEC, for complete information. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to one or more of the registration statements of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Additional information, including our financial statements for the year ended December 31, 2006, 2005 and 2004 and the notes related thereto, is incorporated by reference to our reports filed with the SEC.

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus, which includes the material incorporated herein by reference. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the discussion of “Risk Factors” and our consolidated financial statements and the related notes, before deciding to invest in shares of our common stock. In this prospectus, when we use phrases such as “we,” “us,” “our,” “HQSM” or “our company,” we are referring to HQ Sustainable Maritime Industries, Inc. and all of its subsidiaries and affiliated companies as a whole, unless it is clear from the context that any of these terms refer only to HQ Sustainable Maritime Industries, Inc.

About Our Company

We are an integrated aquatic product producer and processor in China, or the PRC, of toxin free tilapia, other aquatic products, and marine bio and healthcare products. We use state-of-the-art and environment-friendly technologies in our production and processing operations. Our facilities are certified according to Hazard Analysis Critical Control Points, or HACCP, standards that are used by the United States Food and Drug Administration, or the FDA, to help ensure food safety and control sanitary hazards. In addition, our facilities have been assigned a European Union, or EU, code required for exporting aquatic products to the EU. We are also in the process of being certified in accordance with the standards of the Aquaculture Certification Counsel, Inc., or ACC, which is a U.S.-based non-governmental body established to certify social, environmental and food safety standards at aquaculture facilities throughout the world. Our products are sold principally to customers in North America, Europe and Asia.

Established in 1999, our aquatic farming and processing operations are in Hainan Province, an island in the South China Sea, which is situated within the most desirable latitude for raising tilapia. Hainan Province in southern China is designated by the Chinese government as a green province, where environmentally friendly agri-food related industry is encouraged. We purchase and process farm-bred and ocean caught aquatic products through cooperative supply arrangements with local fishermen and cooperatives. Our supply cooperatives, under our guidance, use feed formulated by us to optimize natural toxin free growth. Our tilapia products have achieved such a high level of purity that we have successfully begun marketing these products as toxin free and natural.

In August 2004, the company acquired Hainan Jiahua Marine BioProducts Co. Ltd., or Jiahua Marine, which develops, produces and sells marine bio and healthcare products, which includes nutraceutical products for the enrichment of our feed formulas exclusively in China. The principal products of Jiahua Marine are shark cartilage capsules and shark liver oil products which are distributed exclusively in China. The products undergo substantial independent laboratory testing in China administered by the Ministry of Health in China and have resulted in a PRC National Certification for these products. These products have various perceived medicinal and health benefits.

In order to maintain the high quality of our products and to position ourselves for attaining completely organic production certification, we have commenced the construction of our own organic feed mill and processing plant for the production of organic, floating feed formulations. We plan to produce the feed using grains grown without chemical fertilizers, free of antibiotics and fishmeal, and use feed additives manufactured in our nutraceutical plant. We plan for this expanded production to satisfy our own demand through the 20,000 mu (or 3,294 acres) of production in Wenchang and Qionghai, as well as to manufacture feed for farmed operations of others in Hainan such as shrimp and other farmed species.

Our financial operations consist of two segments, the marine bio and healthcare product segment and the aquaculture product segment. Since the acquisition of Jiahua Marine, which represents the marine bio and healthcare segment, these product sales have made a significant contribution to the net income of the company and currently have a higher yearly profit margin than our aquaculture products. For the nine months period ended September 30, 2007, the marine bio and healthcare segment and the aquaculture product segment had sales to external customers of $12,553,067 and $24,736,746, respectively, and net income of $4,954,849 and $4,371,120, respectively. For the year ended December 31, 2006, the marine bio and healthcare product segment and our aquaculture product segment had sales to external customers of $15,302,713 and $23,792,690, respectively, and net income of

$7,339,374 and $1,273,290, respectively, excluding unallocated items. For the year ended December 31, 2005, the marine bio and healthcare product segment and the aquaculture product segment had sales to external customers of $9,772,762 and $17,780,268, respectively, and net income of $4,116,398 and $1,003,857, respectively, excluding unallocated items. We expect the yearly sales and contribution to net income from the marine bio and healthcare segment to continue during 2007 in a similar ratio as 2006 and 2005. As the marketing efforts increase in connection with the aquaculture product segment and the investment in plant and equipment for additional processing capacity is completed in 2007, we expect that the aquaculture product segment will begin to contribute a greater portion of sales and net income in 2008 and thereafter.

We have also commenced branding and marketing our high quality, differentiated tilapia products under the name TILOVEYA™ from our new United States headquarters based in Seattle, Washington.

We are incorporated in Delaware. The address of our Unites States headquarter is Melbourne Towers, 1511 Third Avenue, Suite 788, Seattle, Washington 98101 and our telephone number is (206) 621-9888. Our website is located at www.hqfish.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus.

Our Principal Competitive Strengths

We believe we have the following principal competitive strengths:

•

Quality Toxin Free Tilapia Products. We produce toxin free tilapia products and have developed a farming system that avoids the use of antibiotics, hormones and other potentially toxic chemicals. Our tilapia are raised in ponds of pure rain water collected for aquaculture. Two other species of fish are introduced into the ponds to maintain the pond’s health naturally. We formulate feed without fishmeal and produce feed supplements in our healthcare products processing plant to enrich this feed. It is our policy to raise toxin free tilapia to distinguish our company from other tilapia producers. The latitude and the pristine environment of Hainan have provided us with the optimal conditions for toxin free aquaculture production.

•

Vertically Integrated Operations. Vertical integration of our operations allows us to control and monitor quality, as well as reduce costs. Through our cooperative arrangements with local farmers, we train them to our production methods, while monitoring constantly the quality of production until harvest.

•

Environmental and Quality Assurances. We have adopted and implemented stringent quality control measures and procedures throughout the production process, in order to comply with the various environmental and quality standards, such as the HACCP and the EU import standards. We are also in the process of being certified in accordance with the ACC standards and positioning ourselves for completely organic production certification of our tilapia products. We use state-of-the-art technologies in our farming, feed formulation and processing operations. We have adopted modern and environmentally friendly and responsible technology in our production and processing of tilapia, shrimp, and marine bio and healthcare products, which we believe have been recognized through the certifications our plants possess.

•

Strategic Location in Hainan Province, China. Our processing facilities are geographically well-positioned in Hainan Province to leverage favorable climatic conditions, abundant water supply and pristine environment, and a readily available source of labor for our processing plant. Additionally, our processing facilities are conveniently located near the farmers from whom we obtain our supply of tilapia and shrimp. In addition, our intended new processing plant and feed mill will be in close proximity to our new cooperative fish farms.

•

International and Domestic Sales and Marketing Efforts. The recent establishment of our Seattle office will advance our new branding and marketing initiative around our TILOVEYA™ brand of our toxin free tilapia products. Sales from this office complement our China based sales efforts and other international sales initiatives.

•

An Established Track Record and Brand Name in the Industry. We have an established track record and recognized brand name in the industry and have received numerous awards and certifications confirming the success of the company in distinguishing itself from its competition.

•

Unique Health Products. We produce health products that we believe meet the highest quality standards, which we currently market exclusively in China through direct marketing and through retail channels. These products are certified to China’s national health product standards. Our marine bio and healthcare products processing plant also produces nutraceutical products for the inclusion into our tilapia feed additives.

•	Competitive Cost Structure. We benefit from competitive cost structures due to the lower labor costs in China as compared to U.S. based companies of similar products.

Our Growth Strategies

Our objective is to continue building a diversified array of seafood and marine bio and healthcare products, with a primary focus on increasing our own seafood products. To achieve this goal, we intend to implement the following strategies:

•

We started building a new large scale organic feed mill to supply our existing and anticipated new cooperative fish farmers with our fish food formula and a processing plant to increase our profit margin and to guarantee our product quality and further vertically integrate our operations;

•	We intend to achieve completely organic production of our tilapia products and to pursue organic certification of our farms;

•	We plan to expand our direct and retail sales efforts of our health products in China and internationally and to add other products we currently have in the development pipeline;

•	We plan to expand our cooperative farming arrangements to increase the availability of tilapia to meet anticipated growth in demand;

•	We plan to continue to expand our production and processing facilities in China to satisfy the anticipated growing demand for our products;

•

The new sales office in Seattle allows us to increase awareness of the importance of our toxin free product and to benefit from more direct sales. The new Seattle office also allows us to expand our distribution options in North America and Europe by broadening the variety of products we offer to cater to the demands of our customers; and

•

We plan to expand our branding and marketing initiatives in North America and Europe to introduce our products to major retail and food service chains. Our marketing and branding of tilapia and other seafood products is headed by Trond Ringstad, a pioneer in marketing tilapia in the United States. Our new branding focuses on the TILOVEYA™ brand and our toxin-free approach.

Market Opportunities

Over the past ten years, we believe there has been a dramatic increase in health conscious eating habits and a growing consumption of fish as an alternative source of protein. As the demand for fish as an alternative source of protein continues to increase, current ocean stocks are anticipated to be unable to meet this demand. An alternative is aquaculture. Already operating as an aquaculture producer, we are in a strong position to take advantage of this market opportunity.

Aquaculture, which is the farming of aquatic animals and plants, has been the world’s fastest growing segment in the food production system for the past two decades. The contribution of aquaculture to the world aquatic production in 2004 was about 59.4 million tonnes of fish. According to the projections of the Food and Agriculture Organization of the United States, or FAO, it is estimated that in order to maintain the current level of per capita consumption, global aquaculture production will need to reach 80 million tonnes of fish by 2050. The FAO also reports that most of the new demand for fish will have to be met by aquaculture, which could account for approximately 39.0% of all fish production by 2015.

As the availability of sites for aquaculture is becoming increasingly limited and the ability to develop non-agricultural land is restricted, the competition to develop additional aquaculture production systems is intensifying. As the intensification for aquaculture production systems increases, the demand for institutional support, services and skilled persons is anticipated to increase; along with the demand for more knowledge-based aquaculture education and training as aquaculture becomes more important worldwide.

China remains the largest producer of aquaculture products throughout the world with reported fisheries producing approximately 41.3 million tonnes in 2004, as reported by the FAO. Within the global aquaculture industry, China accounted for 71.0% of the world’s supply of fish for direct human consumption and 29.9% of the total production by live weight in 2002.

In 2005, according to the American Tilapia Association, tilapia production was second in volume to carps, and it is projected that tilapia will become the most important aquaculture crop in this century, potentially reaching $5.0 billion in global sales. The American Tilapia Association further reports that world production of tilapia products reached approximately 2.0 million metric tonnes in 2004, of which China produced the dominant share of 45.0%.

Over-the-counter marine bio and healthcare product sales in China are currently in excess of $6 billion and represent 3% of total world consumption. We believe that shifts in consumer preferences toward stronger branded products meeting international standards, and away from local traditional remedies, are currently being experienced in China.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common stock. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

Risks Relating To Our Business

We rely on cooperative suppliers and any adverse changes in these relationships may adversely affect us.

We have developed a network of aquaculture farmers in Hainan Province for the supply of tilapia and shrimp by entering into cooperative supply agreements. Pursuant to the cooperative supply agreements, we are assured the necessary supply of aquatic products that meet our quality standards. The continuance and smooth operations of these cooperative networks are essential in controlling our costs, meeting quality standards and the timely fulfillment of our customer orders. Any adverse change to our cooperative network, including any early termination or non-renewal of any supply agreement or any failure of suppliers to fulfill their obligations under the supply agreements, could have a material adverse effect on our business model, operations and competitiveness.

We may require additional capital in the future, which may not be available on favorable terms or at all.

Our future capital requirements will depend on many factors, including industry and market conditions, our ability to successfully implement our new branding and marketing initiative and expansion of our production capabilities. We anticipate that we may need to raise additional funds in order to grow our business and implement our business strategy. We anticipate that any such additional funds would be raised through equity or debt financings. In addition, we may enter into a revolving credit facility or a term loan facility with one or more syndicates of lenders. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Even if we are able to raise capital through equity or debt financings, as to which there can be no assurance, the interest of existing shareholders in our company may be diluted, and the securities we issue may have rights, preferences and privileges that are senior to those of our common stock or may otherwise materially and adversely effect the holdings or rights of our existing shareholders. If we cannot obtain adequate capital, we may not be able to fully implement our business strategy, and our business, results of operations and financial condition would be adversely affected. In addition, we have and will continue to raise additional capital through private placements or registered offerings, in which broker-dealers will be engaged. The activities of such broker-dealers are highly regulated and we cannot assure that the activities of such broker-dealers will not violate relevant regulations and generate liabilities despite our expectation otherwise.

We depend on the availability of additional human resources for future growth.

We are currently experiencing a period of significant growth in our sales volume. We believe that continued expansion is essential for us to remain competitive and to capitalize on the growth potential of our business. Such expansion may place a significant strain on our management and operations and financial resources. As our operations continue to grow, we will have to continually improve our management, operational and financial systems, procedures and controls, and other resources infrastructure, and expand our workforce. There can be no assurance that our existing or future management, operating and financial systems, procedures and controls will be adequate to support our operations, or that we will be able to recruit, retain and motivate our personnel. Further, there can be no assurance that we will be able to establish, develop or maintain the business relationships beneficial to our operations, or to do so or to implement any of the above activities in a timely manner. Failure to manage our growth effectively could have a material adverse effect on our business and the results of our operations and financial condition.

We depend on our key management personnel, and the loss of any of their services could materially adversely affect us.

Our operations are dependent upon the experience and expertise of a small number of key management personnel, which includes Lillian Wang Li, our Chairman of the Board, Norbert Sporns, our Chief Executive Officer and President, and Harry Wang Hua, our Chief Operating Officer. Lillian Wang Li and Harry Wang Hua are brother and sister, and Ms. Wang Li is married to Norbert Sporns. Although we have begun the process of obtaining the life insurance on Ms. Wang Li and Mr. Sporns, of which we are the beneficiary, the loss of the services of any of them for any reason would have a material adverse effect on our business, and the results of our operations and financial condition, or could delay or prevent us from fully implementing our business strategy.

A few of our customers account for a significant portion of our business.

We have derived, and over the near term we expect to continue to derive, a significant portion of our sales from a limited number of customers. For example, five customers accounted for a total of 53.3% of our consolidated sales for the year ended December 31, 2006, three of which individually accounted for 13.8%, 12.2% and 11.7%, respectively, all related to the aquaculture product segment. As of December 31, 2006, approximately 46.45% of our trade receivables were from transactions with the above five customers. The loss of any of these customers or non-payment of outstanding amounts due to the company could materially and adversely affect our business, results of operations, financial position and liquidity.

We may be unable to continue to take advantage of the seasonal pricing fluctuation in sales of our products, and we may be adversely affected by the seasonal fluctuation in the prices we earn for our products.

We have experienced seasonal fluctuation in the prices we earn for our products, generally in the range of 15 to 20%. Pricing fluctuation occurs during the winter season when fish farms in the northern part of the PRC suspend production due to cold weather conditions. These weather related disruptions in supply permit us to increase the sales prices of our tilapia products. However, there can be no assurance that such premium pricing, benefiting our profitability, can be maintained in the future. Other factors, such as an increase in the cost of feed, might adversely impact on the cost of fish and lessen our margins and profitability.

Any adverse changes in the supply of our tilapia and other raw materials, including contamination or disease or increased costs of raw materials, may adversely affect our operations or reduce our margins or profits.

We are dependent on the availability of raw materials from Hainan Province and the oceans in that region. The supply of these raw materials can be adversely affected by any material change in the climatic or environmental conditions in and around Hainan Province. In addition, if there is contamination resulting from disease, pollution or other foreign substances, our supply of raw materials could be jeopardized or disrupted. The shortage or lack of raw materials and any consequential change in their cost would, in turn, have a material adverse effect on the cost on our operations and margins and our ability to provide products to our customers.

We may be adversely affected by the fluctuation in raw material prices and selling prices of our products.

Neither our products nor the raw materials we use have experienced any significant price fluctuations in the past, but there is no assurance that they will not be subject to future price fluctuations or pricing control. The products and raw materials we use may experience price volatility caused by events such as market fluctuations or changes in governmental programs. The market price of these raw materials may also experience significant upward adjustment, if, for instance, there is a material under-supply or over-demand in the market. These price changes may ultimately result in increases in the selling prices of our products, and may, in turn, adversely affect our sales volume, revenue and operating profit.

We could be adversely affected by the occurrence of natural disasters in Hainan Province.

From time to time, Hainan Province experiences typhoons, particularly from June through September of any given year. Natural disasters could impede operations, damage infrastructure necessary to our operations or adversely affect the logistical services to and from Hainan Province. The occurrence of natural disasters in Hainan Province could adversely affect our business, the results of our operations, prospects and financial condition, even though we currently have insurance against damages caused by natural disasters, including typhoons, accidents or similar events.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

In general, the aquaculture industry is intensely competitive and highly fragmented. We compete with various companies, many of which are developing or can be expected to develop products similar to ours. For example, 8th Sea–The Organic Seafood Company currently produces and processes tilapia fillets in Brazil’s Parana state. Many of our competitors are more established than we are and have significantly greater financial, technical, marketing and other resources than we presently possess. Some of our competitors have greater name recognition and a larger customer base. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. We intend to create greater awareness for our brand name so that we can successfully compete with our competitors. We cannot assure you that we will be able to compete effectively or successfully with current or future competitors or that the competitive pressures we face will not harm our business.

Our operating subsidiary must comply with environmental protection laws that could adversely affect our profitability.

We are required to comply with the environmental protection laws and regulations promulgated by the national and local governments of the PRC. Some of these regulations govern the level of fees payable to government entities providing environmental protection services and the prescribed standards relating to the discharge of effluent, or liquid waste. Yearly inspections of waste treatment systems require the payment of a license fee which could become a penalty fee if standards are not maintained. Currently, our plant treats all of its effluent completely to level one, which is consistent with releasing potable water back to the environment, and there is currently no charge being levied. Although our production technologies allow us to efficiently control the level of pollution resulting from our production process, and notwithstanding the fact that we have received evidence of compliance with environmental protection requirements from government authorities, due to the nature of our business, effluent wastes are unavoidably generated in the aquaculture production processes. If we fail to comply with any of these environmental laws and regulations in the PRC, depending on the types and seriousness of the violation, we may be subject to, among other things, warning from relevant authorities, imposition of fines, specific performance and/or criminal liability, forfeiture of profits made, being ordered to close down our business operations and suspension of relevant permits.

There can be no assurance that the intended investment in our aquaculture product segment will result in a significant increase in our profitability or significantly increase our net income for that segment when compared to the marine bio and healthcare product segment.

To date, the marine bio and healthcare product segment has generated significantly greater yearly net income than the aquaculture product segment on a smaller amount of sales to external customers. In the financial years ended December 31, 2006 and 2005, the marine bio and healthcare product segment had sales of $15,302,713 and $9,772,762, respectively, compared to sales for the aquaculture product segment of $23,792,690 and $17,780,268, respectively. On those sales, however, for the financial years ended December 31, 2006 and 2005, the marine bio and healthcare product segment had net income of $7,339,374 and $4,116,398, respectively, compared to net income for the aquaculture product segment of $1,273,290 and $1,003,857, respectively, excluding unallocated items. Therefore, the marine bio and healthcare product segment contributed approximately 85% of the yearly net income in 2006 and 80% in 2005, before unallocated items, in both periods. For the nine months period ended September 30, 2007, the marine bio and healthcare segment and the aquaculture product segment had sales of $12,553,067 and $24,736,746, respectively, and net income of $4,954,849 and $4,371,120, respectively, excluding unallocated items. We expect the yearly sales and contribution to net income from the marine bio and healthcare segment to continue during 2007 in a similar ratio as 2006 and 2005. The greater part of the proceeds of the recently completed offering, however, are intended to further develop the aquaculture product segment through increasing processing capacity, construction of a large scale organic feed mill and marketing our tilapia products. Over the longer term, the company plans to focus much of its economic and other resources on the aquaculture product segment under the belief that it will generate greater amounts of sales and result in higher profit margins. It is not anticipated that a change in the contribution to net income will be apparent between the segments until the 2008 fiscal year when the new processing plant and other aspects of the aquaculture expansion will be competed and operational. There can be no assurance given to investors that the investment in plant and equipment and the marketing expansion efforts for the aquaculture product segment will increase the sales to external customers, the profit margin and net income of this segment as anticipated.

Our operations, revenue and profitability could be adversely affected by changes in laws and regulations in the countries where we do business.

The governments of countries into which we sell our products, including the United States, Canada and the European Union, from time to time, consider regulatory proposals relating to raw materials, food safety and markets, and environmental regulations, which, if adopted, could lead to disruptions in distribution of our products and increase our operational costs, which, in turn, could affect our profitability. To the extent that we increase our product prices as a result of such changes, our sales volume and revenues may be adversely affected.

Furthermore, these governments may change import regulations or impose additional taxes or duties on certain Chinese imports from time to time. For example, in 2004, the United States government imposed heavy tariffs of more than 100 percent on certain Chinese shrimp exporters. Similar regulations and fees or new regulatory developments may have a material adverse impact on our operations, revenue and profitability.

Our business could be adversely affected by the recent negative public reports on seafood imported from China.

In June 2007, the U.S. Food and Drug Administration issued an alert report on the sale of five types of farm-raised seafood from China in the United States because of unapproved chemical residues. The five types of farm-raised seafood are shrimp, catfish, eel, basa and dace. As a result, the seafood can be sold in the United States providing importers provide independent testing that shows the seafood does not contain the unapproved residues. Although tilapia is not included in the list and we believe our main seafood product, which is tilapia, does not contain any of the unapproved residues, it is possible that our business may be adversely impacted as a result of the recent negative public reports on seafood imported from China.

There could be changes in the policies of the PRC government that may adversely affect our business.

The aquaculture industry in the PRC is subject to policies implemented by the PRC government. The PRC government may, for instance, impose control over aspects of our business such as distribution of raw materials, product pricing and sales. On the other hand, the PRC government may also make available subsidies or preferential treatment, which could be in the form of tax benefits or favorable financing arrangements.

If the raw materials used by us or our products become subject to any form of government control, then depending on the nature and extent of the control and our ability to make corresponding adjustments, there could be a material adverse effect on our business and operating results.

Separately, our business and operating results also could be adversely affected by changes in policies of the Chinese government such as: changes in laws, regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion, imports on sources of supplies; or the expropriation or nationalization of private enterprises. Although the Chinese government has been pursuing economic reform policies for approximately two decades to liberalize the economy and introduce free market aspects, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting China’s political, economic and social life.

Certain political and economic considerations relating to PRC could adversely affect our company.

The PRC is passing from a planned economy to a market economy. The Chinese government has confirmed that economic development will follow a model of market economy under socialism. While the PRC government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the PRC economy is still operating under five-year plans and annual state plans adopted by the government that set down national economic development goals. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the economy. Many of the economic reforms are unprecedented or experimental for the PRC government, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or future business development. Our operating results may be adversely affected by changes in the PRC’s economic and social conditions as well as by changes in the policies of the PRC government, which we may not be able to foresee, such as changes in laws and regulations (or the official interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, and imposition of additional restrictions on currency conversion.

The recent nature and uncertain application of many PRC laws applicable to us create an uncertain environment for business operations and they could have a negative effect on us.

The PRC legal system is a civil law system. Unlike the common law system, such as the legal system used in the United States, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, the PRC began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in the PRC and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and business prospects. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

If relations between the United States and China worsen, our stock price may decrease and we may have difficulty accessing the U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could adversely affect the market price of our common stock and our ability to access U.S. capital markets.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Currently, the Renminbi is not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans and corporate debt obligations denominated in foreign currencies.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from this offering of our common stock into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.

Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi we convert would be reduced. Any significant devaluation of Renminbi may reduce our operation costs in U.S. dollars but may also reduce our earnings in U.S. dollars. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

Since 1994 the PRC has pegged the value of the Renminbi to the U.S. dollar. We do not believe that this policy has had a material effect on our business. There can be no assurance that Renminbi will not be subject to devaluation. We may not be able to hedge effectively against Renminbi devaluation, so there can be no assurance that future movements in the exchange rate of Renminbi and other currencies will not have an adverse effect on our financial condition.

In addition, there can be no assurance that we will be able to obtain sufficient foreign exchange to pay dividends or satisfy other foreign exchange requirements in the future and we currently do not intend to pay dividends.

It may be difficult to effect service of process and enforcement of legal judgments upon our company and our officers and directors because some of them reside outside the United States.

As our operations are presently based in China and some of our key directors and officers reside outside the United States, service of process on our key directors and officers may be difficult to effect within the United States. Also, substantially all of our assets are located outside the United States and any judgment obtained in the United States against us may not be enforceable outside the United States. We have appointed Norbert Sporns, our Chief Executive Officer and President, as our agent to receive service of process in any action against our company in the United States.

Risks Relating to our Common Stock and the Offering

There are a large number of shares underlying our secured convertible notes and warrants that may be available for future sale and the sale of these shares may depress the market price of our common stock.

As of February 4, 2008, we had 11,525,640 shares of common stock issued and outstanding. As of the same date, we also had secured convertible promissory notes outstanding that may be converted into an estimated 1,000,000 shares of our common stock and related stock purchase warrants to purchase up to 200,000 shares of our common stock in connection with the November 2006 notes financing, as well as Class A warrants to purchase up to 43,750 shares of our common stock, Class B warrants to purchase up to 127,666 shares of our common stock, Class C warrants to purchase up to 105,825 shares of our common stock, and Class D warrants to purchase up to 167,200 shares of our common stock. As of the same date, we may be required to issue approximately 110,000 shares of our common stock to the investors in the November 2006 financing as liquidated damages due to failure to effect timely registration of such shares under the Securities Act and an additional 167,500 shares in respect of interest payable on the convertible promissory notes. These shares, including all of the shares issuable upon conversion of the secured convertible notes and upon exercise of our warrants, may be sold into the market place currently or in the next two years. The sale of these shares may adversely affect the market price of our common stock.

Our principal stockholders, current executive officers and directors own a significant percentage of our company and will be able to exercise significant influence over our company.

Our executive officers and directors and principal stockholders together beneficially own approximately 92.8% of the total voting power of our outstanding voting capital stock, primarily as a result of their ownership of Series A preferred stock of our company which, while convertible into shares of our common stock on a 2-for-1 basis, carries 1,000 votes per Series A preferred share rather than the 1 vote per common share of our common stock. The Series A preferred stock and the common stock vote together as one class on all matters to be voted upon by the stockholders. In particular, our three largest shareholders, Mr. Sporns, Ms. Wang Li and Mr. Wang Hua, are family members who share approximately 92.7% of the total voting power of our company. Ms. Wang Li is the wife of Mr. Sporns and Mr. Wang Hua is the brother of Ms. Wang Li. These stockholders will be able to determine the composition of our board of directors, will retain the voting power to approve all matters requiring stockholder approval and will continue to have significant influence over our affairs. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the market price of the common stock or prevent our stockholders from realizing a premium over the market prices for their shares of common stock.

Investors may experience dilution from any conversion of the senior convertible notes and the exercise of warrants we issued in November 2006.

We are registering the shares of our common stock issuable upon conversion of the 6.5% senior convertible notes and upon exercise of the warrants we issued in November 2006. The conversion price of the 6.5% senior convertible notes is $5.00 and the exercise price of the warrants is $5.00

As of February 4, 2008, we are obligated to pay to such investors approximately $1,100,000 as liquidated damages due to this registration statement on Form S-3 having not yet been declared effective and we will need to pay additional liquidated damages until such time as it has become effective. We may pay part of the liquidated damages by the issuance of additional shares of our common stock. See “Description of Securities – Potential dilution from the Financing in November 2006” for a more complete description of how the value of your investment in our common stock will be diluted upon conversion of the 6.5% senior convertible notes and upon exercise of the warrants we issued in November 2006.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we will receive the sale price of any common stock we sell to the selling stockholder upon exercise of the warrants. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes.

We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

SELLING STOCKHOLDERS

The selling stockholders acquired the shares covered by this prospectus from us in connection with a financing consisting of two components: (a) promissory notes of the company (“Note” or “Notes”), in the principal aggregate amount of $5,000,000 and (b) warrants (“Warrants”) registered in the name of each Investor to purchase an aggregate of up to 200,000 post-split shares of common stock. The shares are subject to transfer restrictions set forth in a registration rights agreement dated November 8, 2006 between us and the selling stockholders. The shares covered by this prospectus include the following in the aggregate: 1,250,000 common shares, representing 125% of the shares that may be issued pursuant to the conversion of the Notes; 200,000 common shares issuable upon exercise of the Warrants; 97,500 common shares in respect of the interest payments under the Notes; and 180,000 shares issuable as liquidated damages due to the delay in the effectiveness of this registration statement. The company intends to continue to satisfy its interest payments under the Notes through payment in its common shares.

Except as a result of their participation in the January 2006 private placement and the November 2006 placement of the Notes and Warrants, and their continued investment in the company, neither of the selling stockholders, or any of their directors, officers or employees, has, or had within the past three years, any position, office or other material relationship with our company. The company is advised that neither of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

The following table provides information regarding the beneficial ownership of our common stock by the selling stockholders as of February 4, 2008 and upon completion of the sale of all the shares offered under this prospectus. However, this does not necessarily mean that any of the selling stockholders will sell any or all of the shares being registered. For purposes of this table, we have assumed that the selling stockholders will sell all of the shares being offered by this prospectus. For purposes of the following table, beneficial ownership is determined in accordance with rules promulgated by the SEC. Under the rules, shares of our common stock issuable under options that are currently exercisable or exercisable within 60 days after February 4, 2008, are deemed outstanding and are included in the number of shares beneficially owned by a person or entity named in the table and are used to compute the percentage ownership of that person or entity. These shares are not, however, deemed outstanding for computing the percentage ownership of any other person or entity. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. We have calculated the percentage beneficially owned based upon 11,525,640 shares of common stock outstanding as of February 4, 2008.

	Shares beneficially owned before offering						Number of shares to be offered (3)		Shares to be beneficially owned after offering
	Outstanding	Right to acquire		Total		Percent			Outstanding	Right to acquire(4)	Total	Percent(4)
The Tail Wind Fund Ltd. c/o Tail Wind Advisory and Management Ltd. 77 Long Acre London WC2E 9LB England (1)	0	1,020,000	(4)	1,020,000	(4)	8.1%	1,468,375	(5)	0	0	0	0
Solomon Strategic Holdings, Inc. Greenlands The Red Gap Castletown British Isles IM9 1HB (2)	—	180,000		180,000		1.5%	259,125	(5)	—	0	0	0

*	Less than one percent.
(1)	Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial. Services Authority of Great Britain (“TWAM”), is the investment manager for The Tail Wind Fund Ltd., and David Crook is the CEO and controlling shareholder of TWAM. Each of TWAM and David Crook expressly disclaims any equitable or beneficial ownership of the shares being registered hereunder and held by The Tail Wind Fund Ltd.
(2)	Andrew P. Mackellar has been authorized by the Board of Directors of Solomon Strategic Holdings, Inc. (“SSH”) to make voting and disposition decisions with respect to the shares on behalf of SSH. By reason of such delegated authority, Mr. Mackellar may be deemed to share dispositive power over the shares of common stock owned by SSH. Mr. Mackellar expressly disclaims any equitable or beneficial ownership of the shares being registered hereunder and held by SSH, and he does not have any legal right to maintain such delegated authority.
(3)	The Shares offered are in accordance with the Registration Rights Agreement between the Selling Shareholders and the Company.
(4)	Based upon 11,525,640 shares of Common Stock outstanding at February 4, 2008, The Tail Wind Fund Ltd. (“Tail Wind”) beneficially owns a total of 1,020,000 shares of Common Stock, including (i) 850,000 shares of Common Stock issuable upon conversion of $4,250,000 in principal amount of the issuer’s 6.5% Convertible Note due November 1, 2009 issued to Tail Wind on November 8, 2006 (the “Notes”), and (ii) 170,000 shares of Common Stock issuable upon exercise of warrants issued to Tail Wind on November 8, 2006 (the “Warrants”).
(5)	This amount also includes the shares which may be issued in respect of interest payments and accrued liquidated damages payments.

Value of the Securities Underlying the Notes

Conversion of notes @ conversion price of $5.00/share	1,000,000

Interest (6.5%-3 years)*$5,000,000=$975,000	97,500

Total shares registered for resale	1,097,500

Market price at date of sale of notes (11/03/06)	$5.50

Total Value of Notes on date of sale of notes (11/03/06):	$6,036,250

Current value of Notes (based on the price of common stock on February 4, 2008 of $10.80)	$11,853,000

Payments made in Connection with Transaction and net proceeds

Payments made to date		Payments to be made (Interest: 6.5% annual, payable June 30 and December 31)
Payments made to The Tail Wind Fund Ltd. for legal and Due diligence 10/10/2006	Payments made to The Tail Wind Fund Advisory Management Ltd. for legal and Due diligence 11/15/2006	Interest Payable 6/30/2007 ($)	Interest Payable 12/31/2007 ($)	Interest Payable 6/30/2008 ($)	Interest Payable 12/31/2008 ($)	Interest Payable 06/30/2009 ($)	Interest Payable 11/03/2009 ($)
$25,000	$42,500	$216,667	$162,500	$162,500	$162,500	$162,500	$108,333

Net Proceeds to the Company		Total possible payments made to Selling Shareholders in the first year Interest Payments of 6/30/2007 and 12/31/2007
$4,932,500	*	$379,167

*	proceeds of $5,000,000 less costs of $67,500.

Note: The Company is responsible for the payment of liquidated damages in an amount equal to 2% of the aggregate principal amount then outstanding under the Notes for each month (or portion thereof) following March 8, 2007 that this registration statement is not effective.

Prospective Gains by Selling Shareholders on Conversion of Notes and Warrants

Market price of Common Stock on 11/03/2006 (date of sale)	Conversion price of Notes on 11/03/2006 (date of sale)	Total number of shares underlying the Notes (without interest paid in shares) and Warrants	Combined Market Price of the Shares underlying the Notes 11/03/2006 (date of sale) ($)	Total Discount to Market Price 11/03/2006 (date of sale) ($)
$5.50	$5.00	1,200,000	$6,600,000	$600,000

*	The Conversion price of the Notes was adjusted for the 20 for 1 reverses stock split.

Percentage of proceeds

Gross proceeds from sale of Notes and Warrants on 11/03/2006 (date of sale) ($)	Combined profit (discount to Market Price) of Selling Shareholders and shareholders (600,000) ($)	All payments by the Company (in the form of expense reimbursements, interest payments and liquidated damages) from sale of Notes		Resulting Net Proceeds to the Company	Total gross proceeds divided by all payments and payments and discount to Market Price (%)	Total gross proceeds divided by all payments and payments and discount to Market Price Averaged over three years (%)
$5,000,000	$600,000	2,246,667	*	$2,153,333	$56.9%	18.97%

*	Includes $67,500 in expense reimbursements, $379,167 interest payments and the maximum amount of $1,800,000 in possible liquidated damages payments assuming this registration statement is never declared effective throughout the life of the convertible note.

Prior transaction with Selling Shareholders

Date of prior transaction	Total number of shares of common stock issued and outstanding prior to the transaction (none were held by the Selling shareholders as of that date)	Total number of shares underlying the Securities sold in the January 25, 2006 transaction	Percentage of Total number of shares underlying the Securities sold in the January 25, 2006 transaction by Total number of shares of common stock issued and outstanding prior to the transaction (%)	Market price per share prior to January 25, 2006 transaction ($)	Current market Price as of February 4, 2008 ($)
January 25, 2006	5,839,760	250,000	4.28%	$6.60	$10.80

Common shares offered by the Selling Shareholders in this prospectus

Total number of shares of common stock issued and outstanding prior to the transaction (not held by the selling shareholders	Total number of shares registered for resale by selling shareholders in prior registrations	Total number of shares held by selling Shareholders from prior registrations	Total number of shares sold by selling shareholders from prior registrations	Total number of shares registered in the name of selling shareholders in this Offering
11,525,640	393,850	0	393,850	1,727,500

Repayment and Short Positions

Management of the company has concluded that the company has the financial ability to make all payments on the Notes. The company has been informed by the Selling Shareholders that neither has any short position in the company’s common stock.

Relationship with Selling Shareholders

The company reimbursed the Selling Shareholders for expenses related to legal fees and due diligence in the aggregate amount of $67,500 in connection with the November 2006 Private Placement. Apart from (i) the agreements relating to the January 2006 financing and (ii) the Securities Purchase Agreement and the Registration Rights Agreement (filed with the Securities Exchange Commission on Form 8-K on November 13, 2006 and Form SB-2 on December 18, 2006, respectively), relating to the November 2006 financing, the company has no other agreements with the Selling Shareholders.

Securities Issued Recent Financings

Financing in January 2006

In January 2006, we completed a financing transaction with a group of twenty one investors, which included the selling shareholders, pursuant to a related subscription agreement (the “Subscription Agreement”), dated as of January 25, 2006, between us and the investors. Pursuant to the Subscription Agreement, we issued to the investors, in reliance upon the exemption provided by Section 4(2) under the Securities Act for a transaction not involving a public offering and Regulation D promulgated thereunder, (1) convertible secured promissory notes, in the aggregate principal amount of $5,225,000; (2) Class A warrants to purchase shares of our common stock, at an adjusted exercise price of $6.00 per share; and (3) Class B warrants to purchase shares of our common stock, at an adjusted exercise price of $6.00 per share. One Class A warrant and one Class B warrant were issued to each investor for each two shares of our common stock that would have been issued by us on January 25, 2006 if each convertible secured promissory note had been fully converted at the rate of $6.00 per share on that date. In addition, we also issued warrants to purchase up to 87,083 shares of our common stock, at the exercise price of $6.00 per share and otherwise on terms similar to those of the Class B warrants, to Bursteine & Lindsay Security Corp., which acted as a finder (the “Finder”) in the financing transaction. We also agreed to pay the Finder (i) a fee of 10% of the proceeds we received from the sale of our convertible secured promissory notes, and (ii) a fee of 10% of the cash proceeds to be received by us from the exercise of the Class A and Class B warrants.

As required by the Subscription Agreement, we registered with the SEC on a registration statement on Form SB-2 (the “Registration Statement”) the public resale of the shares of our common stock underlying the outstanding convertible secured promissory notes, Class A warrants and Class B warrants. The holders of such securities were also entitled under the terms of the Subscription Agreement to (i) demand registration rights, whereby on one occasion, for a period commencing 120 days after January 26, 2006, but not later than two years after that date, upon a written request from any record holder(s) of more than 50% of shares of our common stock issued or issuable pursuant to the conversion of the notes and/or exercise of the warrants, we may be required to prepare and file with the SEC a registration statement covering the public resale of all such securities; and (ii) piggyback registration rights in relation to any registration statement under the Securities Act (other than those on Forms S-4, S-8 or similar form), provided that such securities are not otherwise registered for resale pursuant to an effective registration statement. We have agreed to pay for all expenses of such registrations incurred by us (excluding all underwriting discounts and selling commissions applicable to the public resale of our securities by the investors).

Pursuant to the Subscription Agreement, we were subject to liquidated damages, payable in cash or, at our election, in registered shares of our common stock valued at the conversion price per share applicable at the time to the convertible secured promissory notes, to each investor, in the amount of 2% of each investor’s initial investment amount, for each calendar month or portion thereof if we did not file the Registration Statement within 30 calendar days from January 26, 2006, or if the Registration Statement was not declared effective within 120 calendar days from January 26, 2006 (such date, the “Required Effective Date”). We are subject to similar liquidated damages if (i) we do not file a registration statement with the SEC pursuant to the exercise by the investors of their piggyback or demand registration rights described above, within 60 days after investors’ written request, or if such registration statement is not declared effective within 120 days of such request; or (ii) the Registration Statement does not cover a sufficient number of shares, whether prior to or after effectiveness of the Registration Statement. Notwithstanding the foregoing, we were not liable for liquidated damages to any investor if any event or delay results from such investor’s act or omission contrary to his or its obligations under the Subscription Agreement, or if such investor was able to transfer his or its securities under Rule 144(k). Because the Registration Statement was declared effective after the Required Effective Date, in August 2006 we paid to the investors in full the resulting liquidated damages in the amount of $66,500.

Pursuant to the provisions in the convertible secured promissory notes, if we issued our common stock, convertible securities or warrants, rights or options, and if we issued our common stock upon conversion of such convertible securities or exercise of such warrants, rights or options, at a price lower than the conversion price of the convertible secured promissory notes, the conversion price of the convertible secured promissory notes would be reduced to the issuance price upon such issuance. In addition, the exercise price of Class A warrants and Class B warrants may be reduced if we issue our common stock, convertible securities or warrants, rights or options at a price lower than the purchase price of the Class A warrants and Class B warrants. As a result of the terms on which we issued securities in the November 2006 financing described below, and based upon our understanding with investors in our January 2006 financing, the exercise price of each of the Class A and Class B warrants we issued in our January 2006 financing have been adjusted to equal $6.00.

Under the Subscription Agreement, the investors also have, until the Registration Statement has been effective for 365 days, subject to certain exceptions, the right of first refusal with respect to our issuance of debt obligations or our common stock or other securities. Further, during the term of the Class A and Class B warrants, and for as long as our convertible secured promissory notes are outstanding, and subject to certain limited exceptions, in the event we issue our common stock for a consideration less than the conversion price per share then in effect for the notes, or the exercise price per share then in effect for the warrants, such conversion price or exercise price will be reduced accordingly to such lower issuance price. Finally, the investors had a right to consent to the filing of registration statements until the expiration of the period defined as the sooner of (i) the Registration Statement having been current and available for use by the investors in connection with their resale of our securities for 180 days, or (ii) until all of our securities have been resold or transferred by the investors pursuant to Rule 144, without regard to volume limitations.

To secure our obligations under the Subscription Agreement and the convertible secured promissory notes, we and our non-U.S. subsidiaries entered into a security agreement, pursuant to which all such parties granted a security interest to the investors in their assets, inventory, equipment, property, products and equity interests owned or thereafter acquired, as collateral to secure such obligations thereunder.

In connection with the transactions contemplated by the Subscription Agreement, our directors and officers agreed not to sell or transfer any of our stock, options or other convertible securities, subject to certain exceptions, until the sooner of (1) the end of the “Exclusion Period” defined as the sooner of (A) the registration statement relating to the resale of the common stock underlying the securities issued in the financing being current and available for use by the holders thereof for 180 days, and (B) until all such underlying shares of common stock have been resold or transferred pursuant to Rule 144(k) by the holders; or (2) until less than one-third of the initial issued principal amount of the convertible secured promissory notes is outstanding. The convertible secured promissory notes matured on January 25, 2008 and are no longer outstanding.

Financing in November 2006

In November 2006, we completed a financing transaction with the selling stockholders, pursuant to a related purchase agreement (the “Purchase Agreement”), dated as of November 8, 2006. Pursuant to the Purchase Agreement, we issued to the Purchasers, in reliance upon the exemption provided by Sections 4(2) and 4(6) under the Securities Act for a transaction not involving a public offering and Regulation D promulgated thereunder, (1) convertible notes in the principal aggregate amount of $5,000,000 with an interest rate of 6.5% per annum (the “6.5% convertible notes”) due November 1, 2009 and (2) warrants to purchase an aggregate of up to 200,000 shares of our common stock. The 6.5% convertible notes are convertible into shares of our common stock at a per share conversion price of $5.00 per share. In connection with the Purchase Agreement, we agreed to pay The Tail Wind Fund Ltd. a non-refundable, non-accountable sum equal to $67,500 as and for legal and due diligence expenses incurred in connection with the Purchase Agreement.

Pursuant to the Purchase Agreement, we agreed not to redeem those convertible secured promissory notes issued to the Purchasers on or about January 25, 2006 other than pro rata with the other holders of our convertible secured promissory notes issued on or about January 25, 2006.

In connection with the Purchase Agreement, we agreed to list the shares underlying the 6.5% convertible notes and the warrants on the American Stock Exchange as promptly as possible, but no later than the date on which our shares of common stock are generally listed for trading on the American Stock Exchange, and, for so long as the convertible notes remain outstanding, we will continue to take all action necessary to continue the listing and trading of our common stock on the American Stock Exchange, on the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Capital Market and comply with the applicable rules of such exchange or market, as applicable, to ensure the continued eligibility for trading of the shares underlying the convertible notes and the warrants.

In connection with the November 2006 financing, we granted the Purchasers certain registration rights under a registration rights agreement. We have agreed to file a separate registration statement for the public resale of the shares of our common stock underlying the outstanding 6.5% convertible notes and the warrants by the earlier of (a) four months following November 8, 2006, provided if the registration statement, of which this prospectus forms a part, is not filed prior to February 15, 2007, then March 31, 2007, (b) ten days following the abandonment or any significant postponement of, or any materials changes to the terms or manner of this offering, and (c) the date on which the registration statement, of which this prospectus forms a part, is filed.

The Purchasers are also entitled to demand registration rights for any additional securities, which are entitled to be included in the registration statement described in the immediately preceding paragraph but have not been included in such a registration statement. We have agreed to pay for all expenses of such registrations incurred by us (excluding all underwriting discounts and selling commissions applicable to the public resale of our securities by the investors).

We agreed to pay liquidated damages, in an amount equal to 2% of the sum of the aggregate principal amount then outstanding under the 6.5% convertible notes for each month (or portion thereof), if such registration statement is not filed pursuant to the registration rights agreement, provided that such liquidated damages, when combined with the other liquidated damages hereunder, shall not exceed 36% in the aggregate.

We also have agreed to pay liquidated damages in an amount equal to 2% of the sum of the aggregate principal amount then outstanding under the 6.5% convertible notes for each month (or portion thereof) if (A) the registration statement is not declared effective by the SEC within the earlier of (x) seven months following November 8, 2006, (y) three months following the filing date if this offering is abandoned or significantly postponed or delayed, or the terms or manner of this offering are materially changed, and (z) the fifth day following the date on which we are notified by the SEC that such registration statement will not be reviewed or is no longer subject to further review and comments, or the registration statement covering additional registrable securities is not declared effective by the SEC within three (3) months following demand of a Purchaser relating to the additional registrable securities to be covered thereby (or the fifth day following the date on which we are notified by the SEC that such registration statement will not be reviewed or is no longer subject to further review and comments), (B) after a registration statement has been declared effective by the SEC, sales cannot be made pursuant to such registration statement for any reason (including without limitation by reason of a stop order, or our failure to update the registration statement), (C) the registrable securities (or additional registrable securities after issuance and registration) are not listed or included for quotation on the Nasdaq Global Market, the Nasdaq Capital Market, the New York Stock Exchange, the American Stock Exchange or the OTC Bulletin Board or trading of the our common stock is suspended or halted thereon, or (D) we fail, refuse or are unable to timely issue unlegended certificates for such shares upon conversion of the 6.5% convertible notes or upon exercise of the warrants within ten days following a Purchaser’s written demand for issuance of such shares.

Under the terms of the Purchase Agreement, so long as any convertible notes are outstanding, the Purchasers have a right to participate in the non-public sale or offer of our equity securities under certain terms and conditions described in the convertible notes. The purchasers are entitled to anti-dilution protection with respect to their securities under the circumstances described in the November 2006 financing documents. In particular, the conversion price of the convertible notes and the exercise price of the warrants issued in the November 2006 financing may be reduced in accordance with a pre-determined fraction if we issue any common stock or convertible securities or any warrants or other rights to purchase our common stock, or directly or indirectly effectively reduce the conversion, exercise or exchange price for any outstanding convertible securities to a price lower than the greater of (i) the closing market price of the common stock on the trading day next preceding such issuance or (ii) the respective conversion price of the convertible notes and the exercise price of the warrants issued in the November 2006 financing.

Additional terms of the convertible secured promissory notes, Class A warrants, Class B warrants, and finder’s warrants we issued in this financing transaction and the 6.5% convertible notes are described below.

Terms of the Class A and Class B Warrants

The Class A and Class B warrants we issued in the January 2006 financing can be exercised at any time, and from time to time, during the period commencing upon closing of the financing and ending on (i) January 25, 2009, in the case of the Class A warrants, and (ii) January 25, 2011, in the case of the Class B warrants. The adjusted exercise price of the Class A warrants of $6.00 per share, and the adjusted exercise price of the Class B warrants of $6.00 per share, and the number of shares of common stock or other securities at the time issuable upon exercise of such warrants, in each case will be appropriately adjusted to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization or other similar event affecting the number of outstanding shares of stock or securities. In case of any consolidation or merger by us with or into any other corporation, entity or person, or any other corporate reorganization, in which we shall not be the continuing or surviving entity of such consolidation, merger or reorganization (any such transaction being hereinafter referred to as a “Reorganization”), then, in each case, the holder of the warrants on exercise any time after the consummation or effective date of such Reorganization (such date, the “Effective Date”), shall receive, in lieu of the shares of stock or other securities at any time issuable upon the exercise of the warrants prior to the Effective Date, the stock and other securities and property (including cash) to which such holder would have been entitled upon the Effective Date if such holder had exercised the warrants immediately prior thereto.

The Class A and Class B warrants can be exercised pursuant to a cashless exercise. Under the terms of the warrants, the holders thereof have agreed not to elect for a period of one (1) year a cashless exercise of the warrants, and also not to elect a cashless exercise so long as there is an effective registration statement for shares underlying the respective warrants.

Common Stock Purchase Warrants Issued in the November 2006 Financing

The common stock purchase warrants issued in the November 2006 financing have identical terms with the other common stock purchase warrants not denominated as any particular series.

Convertible Secured Promissory Notes

In connection with the January 2006 financing transaction, we have issued convertible secured promissory notes in the aggregate principal amount of $5,225,000. These notes matured on January 25, 2008. These notes accrue interest on the outstanding principal amount thereof at a rate per annum of eight percent (8%) from January 25, 2006 and are payable, in arrears, subject to the terms and conditions of the notes. The notes are subject to default interest of fifteen percent (15%) per annum following the occurrence and during the continuance of one of the enumerated events of default, such as failure to pay principal or interest, breach of covenants, representations or warranties, a money judgment against us, our subsidiary or any property or assets of the same, for more than $100,000 and not vacated for 45 days, delisting from OTC Bulletin Board, or any outstanding unpaid obligation in the amount of over $200,000. At the option of the holder, these notes are convertible into shares of our common stock, at a per share conversion price of $6.00, subject to adjustment as set forth in the notes and in the Subscription Agreement. After the occurrence of an event of default, the conversion price per share will be the lower of the rate of $6.00 per share of our common stock, or 75% of the volume weighted average price of the traded stock for the five (5) trading days preceding the notice of conversion received by us from the holders of the convertible notes.

At any time (i) while the Registration Statement is effective, and (ii) if there has not been an event of default or an event that could become an event of default (with the passage of time or the giving of notice), we have the right to notify the note holders of our intention to redeem by prepayment the outstanding principal amount of the notes (unless the holder thereof had earlier elected to convert the same into shares of our common stock), in whole or in part, by paying the note holders a sum equal to 120% of the principal amount to be redeemed, plus accrued but unpaid interest thereon and any other sums due and accrued to the holders. We must pay the redemption amount to the holders within 30 business days of the date of our redemption notice thereto; our failure to do so will result in an uncurable event of default.

Under the terms of the convertible secured promissory notes, we are required to repay the same on a monthly basis, commencing on April 25, 2006 and on the same date thereafter (each, a “Repayment Date”) until the outstanding principal amount and interest have been repaid in full. Subject to our right to elect to make these monthly payments (A) in cash (in an amount equal to 110% of the principal amount component of the monthly amount due and 100% of all other components of such monthly amount), or (B) in registered common stock valued at an applied conversion rate per share at the lower of (x) the rate of $6.00 per share of our common stock, or (y) 75% of the volume weighted average price of our traded common stock for the five (5) trading days preceding a notice of conversion, if any is given by the note holder to us following our notice thereto (in advance of each Repayment Date and pursuant to the provisions of the notes) of our intention to pay the monthly amount in shares of our common stock, on each Repayment Date we are required to make payments to the note holders in the amount of 4.545% of the initial principal amount of the outstanding notes, all interest accrued thereon through the Repayment Date and any other amounts then owing and unpaid with respect thereto. As of September 30, 2007, twenty monthly repayments have been made: the first two repayments were made in cash while the others were made in shares of our common stock. The balance payable on the notes at that date was $50,022.

Terms of the 6.5% Convertible Notes

In connection with the November 2006 financing transaction, we have issued convertible notes in the aggregate principal amount of $5,000,000 with a conversion price of $5.00. These notes will mature on November 1, 2009 and accrue interest on the outstanding principal amount thereof at a rate per annum of six and one half percent (6.5%) from November 8, 2006, and are payable in arrears. The 6.5% convertible notes are subject to default interest equal to the lower of (i) of eighteen per cent (18%) per annum or (ii) the highest rate permitted by law.

The 6.5% convertible notes may be converted at any time at the option of the Purchasers, at a per share conversion price of $5.00, subject to adjustment as set forth in the 6.5% convertible notes and in the Purchase Agreement. In an event of default, a Purchaser may declare all of the then outstanding 6.5% convertible notes to be due and payable immediately. In the event of such acceleration, the amount due and owing to such a Purchaser shall be the greater of (1) 130% of the outstanding principal amount of the 6.5% convertible notes (plus all accrued and unpaid interest, if any) and (2) the product of (A) the highest closing price for the five (5) Trading days immediately preceding such a Purchaser’s acceleration and (B) the applicable conversion rate of the 6.5% convertible notes.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. All costs, expenses and fees connected with the registration of these shares will be borne by us. Any brokerage commissions and similar expenses connected with selling the shares will be borne by the selling stockholders. The selling stockholders may offer and sell the shares covered by this prospectus from time to time in one or more transactions. The term “selling stockholder” includes pledgees, donees, transferees and other successors-in-interest who may acquire shares through a pledge, gift, partnership distribution or other non-sale-related transfer from the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale, and they may sell shares on one or more exchanges, through the American Stock Exchange or other market, in the over-the-counter market or in privately negotiated transactions at prevailing market prices at the time of sale, at fixed prices, at varying prices determined at the time of the sale or at negotiated prices. These transactions include:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	exchange or over-the-counter distributions in accordance with the rules of the exchange or other market;

•	block trades in which the broker-dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

•	In connection with distributions of the shares or otherwise, the selling stockholders may:

•	after the effectiveness of the applicable registration statement that covers the shares included in this prospectus, sell the shares short and redeliver the shares to close out short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares covered by this prospectus, which they may in turn resell; and

•	pledge shares to broker-dealers or other financial institutions, which, upon a default, they may in turn resell.

The selling stockholders may also sell any shares under Rule 144 rather than with this prospectus if the sale meets the requirements of that rule.

In effecting sales, the selling stockholders may engage broker-dealers or agents, who may in turn arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders and/or from the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation to a particular broker-dealer may be in excess of customary commissions. To our knowledge, there is currently no plan, arrangement or understanding between any selling stockholder and any broker-dealer or agent regarding the sale of any shares by the selling stockholders.

The selling stockholders, any broker-dealers or agents and any participating broker-dealers that act in connection with the sale of the shares covered by this prospectus may be “underwriters” under the Securities Act with respect to those shares and will be subject to the prospectus delivery requirements of that act. Any profit that the selling stockholders realize, and any compensation that any broker-dealer or agent may receive in connection with any sale, including any profit realized on resale of shares acquired as principal, may constitute underwriting discounts and commissions. If the selling stockholders are deemed to be underwriters, the selling stockholders may be subject to certain liabilities under statutes including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Section 10(b) of and Rule 10b-5 under the Exchange Act.

The securities laws of some states may require the selling stockholders to sell the shares in those states only through registered or licensed brokers or dealers. These laws may also require that we register or qualify the shares for sale in those states unless an exemption from registration and qualification is available and the selling stockholders and we comply with that exemption. In addition, the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the shares.

If a selling stockholder notifies us that he, she or it has entered into any material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, over-the-counter distribution or secondary distribution, or a purchase by a broker or dealer, we will file any necessary supplement to this prospectus to disclose:

•	the number of shares involved in the arrangement;

•	the terms of the arrangement, including the names of any underwriters, dealers or agents who purchase shares, as required;

•	the proposed selling price to the public;

•	any discount, commission or other underwriting compensation;

•	the place and time of delivery for the shares being sold;

•	any discount, commission or concession allowed, reallowed or paid to any dealers; and

•	any other material terms of the distribution of shares.

The selling stockholders will pay any underwriting discounts and commissions, any expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services, and any other expenses incurred by the selling stockholders in disposing of the shares. We will pay the expenses we have incurred in connection with preparing and filing the related registration statements and this prospectus. The selling stockholders may indemnify any broker-dealer or agent that participates in transactions involving the sale of the shares against liabilities, including liabilities under the Securities Act.

Our common stock trades on the American Stock Exchange under the symbol “HQS.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. You may read and copy any of our SEC filings at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC’s web site at www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information from some of our other SEC filings. This means that we can disclose information to you by referring you to those other filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, some information that we file with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information contained or otherwise incorporated by reference in this prospectus. The following documents, which we filed with the Securities and Exchange Commission, are incorporated by reference in this prospectus:

(a)	Our annual report on Form 10-KSB for the fiscal year ended December 31, 2006 (as filed on March 20, 2007); Our annual report on Form 10-KSB for the fiscal year ended December 31, 2005 (as filed on March 31, 2006); Our annual report on Form 10-KSB for the fiscal year ended December 31, 2004 (as filed on April 11, 2005);

(b)	Amendment Number One to our annual report on Form 10-KSB/A for the fiscal year ended December 31, 2006 (as filed on March 27, 2007);

(c)	Post- Effective Amendment Number Three to Form SB-2 (as filed on June 1, 2007) and Request for Withdrawal, (as filed on June 27, 2007);

(d)	Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2007 (as filed on May 15, 2007);

(e)	Our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2007 (as filed on August 3, 2007)

(f)	Our quarterly report on Form 10-Q for the fiscal quarter ended September 31, 2007 (as filed on November 14, 2007)

(g)	Our current report on Form 8-K dated November 8, 2007 (as filed on November 13, 2006);

(h)	Our current report on Form 8-K dated May 17, 2007 (as filed on May 17, 2007);

(i)	Our current report on Form 8-K dated May 18, 2007 (as filed on May 21, 2007);

(j)	Our current report on Form 8-K dated June 1, 2007 (as filed on June 7, 2007);

(k)	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

Also incorporated by reference into this prospectus are all documents that we may file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act either (1) after February 1, 2008 and before the effectiveness of this registration statement, and (2) after the date of this prospectus and before we stop offering the securities described in this prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as proxy statements. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

You may request copies of these filings, at no cost, by writing to or calling our Investor Relations department at:

HQ Sustainable Maritime Industries, Inc.

Melbourne Towers, 1511 Third Avenue

Suite 788

Seattle, WA 98101

Telephone: (206) 621-9888

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus has been passed upon for us by Joseph I. Emas, P.A. Joseph I. Emas beneficially owns 13,000 shares of our common stock and is a director of the Company.

EXPERTS

Rotenberg & Company, LLP, independent registered public accounting firm, have audited, as set forth in their report thereon appearing elsewhere herein, our financial statements at December 31, 2006 and for the two years then ended that appear in the prospectus. The financial statements referred to above are included in this prospectus with reliance upon the independent registered public accounting firm’s opinion based on its expertise in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table provides the various expenses payable by us in connection with the issuance and distribution of the shares being registered. All amounts shown are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee	$679

Printing and engraving expenses	$100

Accounting fees and expenses	$500

Legal fees and expenses	$1,000

Miscellaneous	$388

Total	$2,667

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, as amended, provides that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was our director, officer, employee or agent or is or was serving at our request as a director, officer, employee, agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that we similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in our favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have entered into indemnification agreements with each of our directors and certain of our officers and top management personnel and anticipate that we will enter into similar agreements with future directors and officers. Generally, these agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification. The indemnification agreements provide that we will pay certain amounts incurred by our directors in connection with any civil or criminal action or proceeding, specifically including actions by or in our name (derivative suits) where the individual’s involvement is by reason of the fact that he is or was a director or officer. For directors, such amounts include, to the maximum extent permitted by law, attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, a director will not receive indemnification if the director is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests. The indemnification agreements with our officers are slightly more restrictive. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification of directors and officers. Our by-laws provide similar indemnification for officers and directors.

The effect of these provisions would be to permit indemnification for liabilities arising under the Securities Act of 1933, as amended.

Section 102(b)(7) of the Delaware Corporation Law gives a Delaware corporation the power to adopt a charter provision eliminating or limiting the personal liability of our directors to us or our stockholders for breach of fiduciary duty as directors, provided that such provision may not eliminate or limit the liability of directors for (i) any breach of the director’s duty of loyalty to us or our stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the Delaware Corporation Law or (iv) any transaction from which the director derived an improper personal benefit. Article 10 of our certificate of incorporation eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty to the full extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.	Exhibits.

Exhibit Number	Description
3.1(a)	Certificate of Incorporation of HQ Sustainable Maritime Industries, Inc., as amended (incorporated by reference to the Report on Form 14-C of Process Equipment, Inc. (SEC file No. 0-18980), filed with the SEC on April 28, 2004).

3.1(b)	Certificate of Amendment of Incorporation, dated January 3, 2007, of HQ Sustainable Maritime Industries, Inc. (incorporated by reference to Amendment No. 1 to Form SB-2 (SEC File Number 333-139454), filed with the SEC on April 20, 2007).

3.2	Bylaws of HQ Sustainable Maritime Industries, Inc. (incorporated by reference to the Report on Form 14-C of Process Equipment, Inc. (SEC file No. 0-18980), filed with the SEC on April 28, 2004).

4.1	Process Equipment, Inc. 2004 Stock Incentive Plan (incorporated by reference to the Report on Form 14-C (SEC File Number 0-18980), filed with the SEC on April 28, 2004).

4.2	Form of Rights and Preferences of Preferred Stock (incorporated by reference to the Report on Form 14C (SEC File Number 0-18980), filed with the SEC on October 3, 2005).

5.1	Opinion of Joseph I. Emas, P.A.*

10.1	Form of Stock Option Grant Notice (incorporated by reference to the Report on Form 8-K (SEC File Number 0-18980), with the SEC on December 3, 2004).

10.2	Form of Option Agreement (incorporated by reference to the Report on Form 8-K (SEC File Number 0-18980), filed with the SEC on December 3, 2004.

10.3	Form of Exercise Agreement (incorporated by reference to the Report on Form 8-K (commission File Number 0-18980), filed with the Commission on December 3, 2004).

10.4	Form of Exercise Agreement (incorporated by reference to the Report on Form 8-K (SEC File Number 0-18980), filed with the SEC on December 3, 2004).

10.5	Agreement, dated as of November 4, 2004, between HQ Sustainable Maritime Industries, Inc. and Sino-Sult Canada (S.S.C.) Limited (incorporated by reference to the Report on Form 10-QSB (SEC file No. 0-18980), filed with the SEC on November 15, 2004).

10.6	Independent Non-Executive Director Agreement, dated as of September 2, 2004, between HQ Sustainable Maritime Industries Inc. and Daniel Too (incorporated by reference to the Report on Form 10-QSB (SEC file No. 0-18980), filed with the SEC on November 15, 2004).

10.7	Form of Independent Non-Executive Director Agreement, dated as of June 15, 2004, between HQ Sustainable Maritime Industries Inc. and Fred Bild (incorporated by reference to the Report on Form 10-QSB (SEC file No. 0-18980), filed with the SEC on August 13, 2004).

10.8	Independent Non-Executive Director Agreement, dated as of June 15, 2004, between HQ Sustainable Maritime Industries Inc. and Jacques Vallée (incorporated by reference to the Report on Form 10-QSB (SEC file No. 0-18980), filed with the SEC on August 13, 2004).

10.9	Employment Agreement, effective as of April 1, 2004, between HQ Sustainable Maritime Industries, Inc. and Harry Wang (incorporated by reference to the Report on Form 10-QSB (SEC File Number 0-18980), filed with the SEC on August 13, 2004).

10.10	Employment Agreement, effective as of April 1, 2004, between HQ Sustainable Maritime Industries, Inc. and Lillian Wang Li (incorporated by reference to the Report on Form 10-QSB (SEC File Number 0-18980), filed with the SEC on August 13, 2004).

Exhibit Number	Description
10.11	Employment Agreement, effective as of April 1, 2004, between HQ Sustainable Maritime Industries, Inc. and Norbert Sporns (incorporated by reference to the Report on Form 10-QSB (SEC File Number 0-18980), filed with the SEC on August 13, 2004).

10.12	Employment Agreement, dated as of September 1, 2004, between HQ Sustainable Maritime Industries Inc. and Jean-Pierre Dallaire (incorporated by reference to the Report on Form 10-QSB (Commission file No. 0-18980), filed with the Commission on November 15, 2004).

10.13	Employment Agreement, dated as of June 28, 2006, between HQ Sustainable Maritime Industries Inc. and Trond Ringstad (incorporated by reference to Form SB-2 (SEC File Number 333-139454), filed with the SEC on December 18, 2006).

10.14	Amendment No. 1 to Employment Agreement, dated July, 2005, between HQ Sustainable Maritime Industries, Inc. and Norbert Sporns. (incorporated by reference to the Report on Form 10-KSB (SEC File Number 18980), filed with the SEC on April 11, 2005).

10.15	Amendment No. 1 to Employment Agreement, dated July, 2005, between HQ Sustainable Maritime Industries, Inc. and Lillian Wang. (incorporated by reference to the Report on Form 10-KSB (SEC File Number 18980), filed with the SEC on April 11, 2005).

10.16	Amendment No. 1 to Employment Agreement, dated July, 2005, between HQ Sustainable Maritime Industries, Inc. and Harry Wang. (incorporated by reference to the Report on Form 10-KSB (SEC File Number 18980), filed with the SEC on April 11, 2005).

10.17	Form of Subscription Agreement between HQ Sustainable Maritime Industries, Inc. and Certain Investors, exhibits attached (incorporated by reference to the Report on Form 8-K (SEC File Number 0-18980), filed with the SEC on January 26, 2006).

10.18	Melbourne Tower Lease, dated November 22, 2005, between Doncaster Investments NV, Inc. and HQ Sustainable Maritime Industries, Inc. (incorporated by reference to Form SB-2 (SEC File Number 333-139454), filed with the SEC on December 18, 2006).

10.19	Form of Stock Purchase Agreement between HQ Sustainable Maritime Industries, Inc. and Certain Investors (incorporated by reference to Form SB-2 (SEC File Number 333-139454), filed with the SEC on December 18, 2006).

10.20	Form of Registration Rights Agreement between HQ Sustainable Maritime Industries, Inc. and Certain Investors (incorporated by reference to Form SB-2 (SEC File Number 333-139454), filed with the SEC on December 18, 2006).

10.21	Form of Class C Warrant (incorporated by reference to Form SB-2 (SEC File Number 333-139454), filed with the SEC on December 18, 2006).

10.22	Form of Class D Warrant (incorporated by reference to Form SB-2 (SEC File Number 333-139454), filed with the SEC on December 18, 2006).

10.23	Form of Purchase Agreement between HQ Sustainable Maritime Industries, Inc. and Certain Investors dated November 8, 2006 (incorporated by reference to the Report on Form 8-K (SEC File Number 18980), filed with the SEC on November 13, 2006).

23.1	Consent of Rotenberg & Co. LLP.*

23.2	Consent of Joseph I. Emas, P.A. (included in Exhibit 5.1).*

24	Power of Attorney (included on signature page to this Registration Statement).**

*	Filed herein.
**	Filed previously.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Amendment No. 3 to Form S-3 and authorized this registration statement to be signed on its behalf by the undersigned, on the date specified below.

Dated: February 6, 2008

HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

By:	/s/ NORBERT SPORNS
Name:	Norbert Sporns
Title:	Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, Form S-3 has been signed by the following persons in the capacities:

Signature	Title	Date

/s/ NORBERT SPORNS	Chief Executive Officer, President and Director	February 6, 2008
Norbert Sporns	(Chief Executive Officer)

*	Chairman of the Board, Secretary and Director	February 6, 2008
Lillian Wang Li

*	Chief Operating Officer and Director	February 6, 2008
Harry Wang Hua

*	Chief Financial Officer and Financial Controller	February 6, 2008
Jean-Pierre Dallaire	(Principal Financial Officer)

*	Director	February 6, 2008
Fred Bild

*	Director	February 6, 2008
Daniel Too

*	Director	February 6, 2008
Joseph I. Emas

*	Director	February 6, 2008
Andrew Intrader

*BY:	/s/ NORBERT SPORNS
Norbert Sporns
Attorney-in-Fact

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Joseph I. Emas P.A.

23.1	Consent of Rotenberg & Co. LLP